July 27, 2009

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Nandini Acharya

RE:	Certified Diabetic Services, Inc.
Registration Statement (Form 10-12G/A)
Filed June 25, 2009
File No. 000-53628

Dear Ms. Acharya:

On behalf of Certified Diabetic Services, Inc. (the “Company”), this letter responds to the comments you provided by letter dated July 20, 2009 regarding the Company’s Registration Statement on Form 10-12G. Please be advised that, concurrent with this response, the Company filed Amendment No. 2 to its Registration Statement on Form 10-12G (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by our response.

Item 1. Description of the Company’s Business, page 1

1.	We note your responses to comments 7, 8 and 9. Please revise your disclosure to specifically state that you do not have a contract with the Centers for Medicare and Medicaid Services or any other federal government agency.

We have revised our disclosure in accordance with the Staff’s comment. Please see pages 2, 4 and 8 of the Registration Statement.

Item 1A. Risk Factors, page 9

Risks Relating to Our Business, page 9

“Competitive bidding for durable medical equipment suppliers...,” page 12

2.	In addition to the current revisions you have made to this risk factor, please include an assessment of how the upcoming competitive bidding process could negatively impact your diabetes segment. For instance, please include a description of the risks you face should CMS select the bids of other providers as most competitive. As currently written, your disclosure in this risk factor is more a summary of upcoming competitive bidding process than an assessment of the potential risks you face as a result of competitive bidding.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 12 of the Registration Statement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

Critical Accounting Policies, page 18

Revenue Recognition and Accounts Receivable, page 19

3.	With respect to part (a) of our prior comment number 32, we are unclear what changes have been made in response to this comment. As such, we reissue this comment and ask that you quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 20 of the Registration Statement.

4.	Please refer to our comment number 32 (d) and your response. If you have any amounts that are pending approval from any third party payor, please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get classified into self-pay.

The Company is a medical supply provider under Medicare Part B and private insurance carriers throughout the United States. Additionally, the Company has a pharmacy that provides medical supplies to patients under both Medicare Part B and pharmacy benefit plans. The Company’s pharmacy processes and adjudicates its claims through pharmacy benefit plans which represents only 2% of the Company’s outstanding accounts receivable. The remaining accounts receivable are all pending approval from Medicare or private insurance carriers. Any amounts that have been reclassified to self-pay from either Medicare or private insurance carriers historically have not been material to the Company.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 20 of the Registration Statement.

Liquidity and Capital Resources, page 31

5.	Provide a discussion and analysis of cash flow for the two years ended December 31, 2008 and 2007 as required by Item 303 of Regulation S-K.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 28 of the Registration Statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, pages 35-37

6.	Please revise the amount of shares owned by Vicis Capital Master Fund as set forth in the principal stockholders table to include all shares over which Vicis Capital Master Fund has voting control in accordance with the requirements of Rule 13d-3(d)(1) of the Exchange Act. Currently, you only include the shares which Vicis Capital Master Fund may vote as the holder of your Series C Preferred Stock and you have not included the 80,000,000 shares of your common stock that Vicis may vote as the holder of your Series D Preferred Stock on an as-converted basis.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 37 of the Registration Statement.

Item 13. Financial Statements and Supplementary Data, page F-1

Note 7 — Redeemable Preferred Stock

Accounting for Financing Arrangements, page F-27

7.	Please refer to your response to our prior comment number 43. It is still unclear how you concluded that the conversion feature for the redeemable convertible preferred stock does not require bifurcation.

a.	Provide to us your analysis of how you apparently concluded that the nature of the preferred shares is more akin to an equity instrument as opposed to a debt instrument. Include a discussion of all of the stated or implied substantive terms and features. Tell us what consideration you gave to the conversion features, particularly the impact of any potential adjustment to the conversion price and number of shares that potentially could be issued. Refer to SFAS 133, EITF D-109 and EITF 00-19 as well as any other applicable literature.

b.	Provide us your analysis that the economic characteristics and risks of the conversion option are not clearly and closely related to the convertible preferred shares. Elaborate in further detail as to how you concluded which features should be weighted more heavily in your conclusion. Refer to paragraphs 12(a), and 61(l) of SFAS 133.

Please see Exhibit A, attached hereto, for our analysis related to the application of EITF D-109 and SFAS 133 in determining that our Series C and Series D Preferred Stock were akin to equity for purposes of applying paragraph 12 of SFAS 133. We believe that this exhibit addresses both paragraphs (a) and (b) of the Staff’s comment.

Diabetic Plus, Inc. Financial Statements, page F-69

Note 1. Summary of Significant Accounting Policies, page F-72

Income Taxes, page F-73

8.	Please refer to your response to our prior comment number 47. It is unclear what changes have been made in response to our comment. Please confirm that you have reclassified the undistributed earnings to paid-in capital in the historical financial statements. Refer to Staff Accounting Bulletin Topic 4B.

Diabetic Plus, Inc. never had undistributed earnings due to the fact the corporation sustained losses each year of its existence. Therefore, there were no undistributed earnings to reclassify to paid-in capital. As such, we do not believe reclassification is necessary relating to Diabetic Plus, Inc.

Material Contracts

We also have filed our contracts with Blue Cross Blue Shield of Florida, Blue Cross Blue Shield of Texas, Primary Medical Care, Inc., Argus Health Systems, Inc., Bayer Healthcare, LLC, Specialty Medical Supplies, SelectCare Health Plans, Inc., Heritage Physician, and Primary Medical Care, Inc. as exhibits to the Registration Statement. Contemporaneous with the filing of the Registration Statement, we have submitted confidential treatment requests to the Office of the Secretary of the Securities and Exchange Commission for the following contracts: Heritage Physician, Specialty Medical Supplies and Bayer Healthcare, LLC.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (239) 430-5000 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Lowell M. Fisher, Jr.
Lowell M. Fisher, Jr.
Chief Executive Officer

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.

Charlie Meeks, CPA
KBL, LLP

EXHIBIT A

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133

We have evaluated the Series C and Series D Convertible Preferred Stock (the “Preferred”) pursuant to SFAS 133, paragraphs 12a and 61(l), and EITF D-109, for purposes of determining whether the Preferred is more akin to debt or equity. The following analysis provides the basis for our conclusions and is organized as follows:

1.	We have summarized each salient section of the Certificate of Designations underlying the Preferred for consideration.

2.	We provided our general considerations about the nature, substance and risks of the term or feature provided in the respective section.

3.	We further provided our views on how the term or feature interacted with other terms and features embodied in the Certificate of Designation.

4.	Our analysis weighted the respective individual terms and features as (i) persuasive, (ii) significant, or (iii) minimal as to debt or equity.

5.	We summarized our conclusions with respect to the individual terms and features (last page) and drew our conclusions qualitatively based upon the preponderance of all considerations, facts, circumstances and evidence.

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Term of Financial Instrument (Implied): The Preferred does not provide for a term or a maturity date; it is perpetual in nature.

General Considerations: A fundamental characteristic of indebtedness is a term to maturity. A fundamental characteristic of equity is its perpetual nature. In the absence of evidence to the contrary, lack of a term or maturity date is considered to be persuasive evidence that the instrument is akin to equity.

Interaction: In keeping with our understanding of the application of EITF D-109, we considered how, in general, this feature interacts with other terms and features of the hybrid contract. Our considerations extended to the dividend and redemption features (addressed in the following sections).

As it relates to the dividend feature, we concluded that the cumulative nature of the dividend feature, as accompanied by a payment requirement (rather than upon declaration), resulted in some evidence to the contrary that the hybrid contract was akin to equity, as stated in the General section. However, given that dividends are a fundamental characteristic of equity, and provide the means upon which the investor’s residual return is received, the presence of cumulative dividend feature is insufficient, in and of itself, to overcome the conclusion that the perpetual nature of the Preferred is persuasive evidence that the instrument is akin to equity.

As it relates to the redemption feature, we concluded that the redemption features, while contingent (rather than mandatory) were protective in nature, which is a general characteristic of indebtedness. We further considered that the probability of the triggering of the events that would trigger the redemption is de minimus as to each type. Accordingly, the redemption features, in our view, do not afford sufficient evidence to overcome the conclusion that the perpetual nature of the Preferred is persuasive evidence that the instrument is akin to equity.

Cumulative Dividends (Section 2): The Preferred provides for cumulative dividends at a stated interest rate, accompanied by payment requirements.

General Considerations: A fundamental characteristic of indebtedness is an interest rate, because it constitutes the return to the investor. A fundamental characteristic of equity is that it provides for a “residual” return through dividends, while providing for the principal return through sale of the instrument. The substance of the feature, rather than the description, is considered. In the absence of evidence to the contrary, a stated rate accompanied by a mandated periodic payment requirement comprising the investor’s basis plus the periodic return (dividends or interest), would be considered persuasive evidence that the instrument is akin to debt. While the Preferred embodies a cumulative dividend feature with payment terms, there are no terms that provide for the mandatory return of the investor’s basis. Accordingly, the feature operates as a residual return on equity, which is considered significant evidence that the Preferred is akin to an equity instrument.

Interaction: Our considerations extended to the redemption features (addressed in the following sections). As mentioned in the General section above, a mandatorily redeemable instrument with stated interest rate would be persuasive evidence that the instrument is akin to debt. However, the redemption features in the Preferred are both contingent and, in our view, it is improbable that the holder will reacquire its basis as a result of a redemption triggering event. Accordingly, the presence of the redemption features in the Preferred does not result in sufficient evidence to overcome the conclusion that the operation of the cumulative dividend feature constitutes significant evidence that the Preferred is akin to an equity instrument.

Voting Rights (Section 3): The Preferred votes on an in-converted basis to carry corporate actions.

General Considerations: A fundamental characteristic of indebtedness is that it provides protective rights. A fundamental characteristic of equity is that it provides participative rights. Voting rights are participative in nature. Accordingly, in the absence of evidence to the contrary, the presence of voting rights, which the aggregate of all Preferred issued results in 68.8% of aggregate votes, is persuasive evidence that the instrument is akin to equity.

Interaction: There are no features that obviate the voting rights of the Preferred investors. Further, the Preferred investors as a group, control the Company based upon their aggregate votes to carry corporate actions, or 68.8%. Accordingly, the terms of the Preferred afford the investors significant participative rights that are a fundamental characteristic of equity.

Liquidation Preference (Section 4): The holders receive a preferential return above common interests at a stated amount.	General Considerations: A fundamental characteristic of preferred stock is a preference in the payment of available company returns (dividends or liquidation values) prior to the common interests. In the absence of evidence to the contrary, the preferential nature of the Preferred is significant evidence that the instrument is akin to equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Conversion Rights (Section 5): The holders may convert the Preferred into common stock, at their option.

General Considerations: Both debt and equity may include terms providing for conversion into a class of equity securities as a means of recovering the holder’s investment. The presence of such an option would not, in and of itself, indicate classification of the hybrid contract. However, the presence of any other means of recovering the investment (e.g. redemption) would require further consideration. In the case of the Preferred, the conversion option into a fixed number of common shares and the sale thereof, constitutes the “principal” means of recovery of the holder’s investment. Except as discussed in Interaction, below, the Preferred does not provide for recovery of investment by means other than conversion into common stock and sale thereof. Accordingly, in the absence of evidence to the contrary, the conversion option in the Preferred would be considered significant evidence that the instrument is akin to equity.

Interaction: Our considerations extended to the redemption features. As mentioned in the General section above, all other means of recovery of the investment would require consideration. As discussed, below, the redemption features in the Preferred are both contingent and, in our view, it is improbable that the holder will reacquire its basis as a result of a redemption triggering event. Accordingly, the presence of the redemption features in the Preferred does not result in sufficient evidence to overcome the conclusion that the operation of the conversion feature constitutes the “principal” means of investment recover and, therefore, significant evidence that the Preferred is akin to an equity instrument.

Conversion Adjustments (Section 6): The conversion price is adjusted for: • Stock dividends and splits • Dilutive issuances (including rights) • Pro-rata distributions

General Considerations: Conversion adjustments to an equity security that provide traditional anti-dilution protection in the event of traditional adjustments to a company’s capital structure, such as stock splits and stock dividends, are common features (stated or implied) in equity securities that generally do not bear on the classification because all holders of the underlying equity security would benefit from the protection equally with the Preferred. Conversion adjustments that provide non-traditional anti-dilution protection for other events, such as down-round financings or equity-linked issuances, would generally constitute the transference of enterprise value from one shareholder group to another, and generally be treated as a deemed dividend in stockholders’ equity.

The Preferred provides anti-dilution protection to the investors in the event of a down-round financing or the issuance of certain equity-linked contracts.

Redemptions (Section 7):

The Preferred is contingently redeemable for:

•        Mergers and consolidations

•        Insufficient authorized shares

•        Failure to observe terms of Certificate

•        Bankruptcy

•        Certain monetary judgments

General Considerations: A financial instrument that is mandatorily redeemable for cash or assets (including, in some instances provided in FAS150, common stock) would generally be consistent in economic characteristics with those of a debt instrument. The Preferred is not “mandatorily” redeemable (for this purpose equity classification is assumed for mezzanine classified instruments required by EITF D-98, as provided in the DIG). Contingent redemption features are generally designed to be protective in nature (rather than participative), which is a fundamental characteristic of indebtedness. As such, the weight of the redemption features, based upon their character, relative overall substance and probability, required further consideration.

Mergers and consolidations: The character of the contingent redemption feature is protective in that it provides for redemption upon a change in control or sale of assets. The overall substance of the provision does not, in our view weight heavily, due to the fact that management currently has no plans to enter into such a transaction and, as discussed in voting, above, the Preferred investors as a group would control the action. We recognize that many standards (such as EITF D-98) presume that a change of control is generally not within the control of the company. However, in developing the basis for conclusions under D-109, the “all evidence” standard would indicate that probability assumptions are reasonable and appropriate in this instance.

Insufficient authorized shares: The character of the contingent redemption feature is an equity risk because the conversion of the Preferred into common stock is the principal means of the investor recovering its investment. This redemption feature is consistent with the overall risks of common stock ownership. Further, we have sufficient authorized shares in reserve to convert the Preferred and all other equity-linked contracts.

Failure to observe terms of the Certificate of Designation: Considering all other evidence that indicates that the Preferred, the terms of the Certificate of Designation are those of an equity-linked contract, except as otherwise described in this analysis, the risks of redemption for this triggering event are largely risks associated with equity.

Bankruptcy and judgments: The character and risks of this redemption feature are those of credit risk; a fundamental risk associated with indebtedness. However, the probability of these events is de minimus.

Interaction: We have considered how the redemption features interact with the perpetual nature of the Preferred, the Cumulative Dividend Feature and the Conversion Rights, above. In all instances, we concluded that the redemption features did not overcome the evidence provided in those individual discussions that those features provided evidence that the instrument was akin to equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133

Stated or Implied Substantive Term or Feature	Nature	Weightage of Evidence (See EITF D-109 Considerations, above)
Term of Financial Instrument	Equity	Persuasive: The Preferred is perpetual in nature. The presence of redemption features was insufficient to overcome the persuasiveness due to their relative insignificance and improbability.

Cumulative Dividends	Equity	Significant: The cumulative dividend feature operates in a manner to provide a residual return to the investors. The presence of the payment provisions was insufficient to overcome the significance of this conclusion.

Voting Rights	Equity	Persuasive: Voting rights are participative in nature and the Preferred investors collectively possess 68.8% of votes on corporate actions.

Liquidation Preference	Equity	Significant: The liquidation preference is traditional in nature and substance.

Conversion Rights	Equity	Significant: The conversion rights constitute the “principal” means by with the investor recovers its investment in the Preferred and share in equity risks of the Company.

Conversion Adjustments	Equity	Minimal: The conversion adjustments are either traditional in that they are afforded the Preferred similarly to the common or constitute transference of enterprise value in the event of down-round financing or equity-linked issuances.

Redemptions	Debt	Minimal: Redemption features are inconsistent with the risks of equity ownership. However, the redemption features are contingent and the probability of occurrence is de minimus.

Our overall conclusion is based upon the preponderance of all evidence of the character, substance and risks associated with the Preferred Stock. That is a qualitative conclusion, rather than a quantitative conclusion. Based upon this information, we have concluded that the Preferred is akin to an equity instrument for applying paragraph 12 and 61(l) of SFAS 133.